SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release October 9, 2006 at 10:35

UPM’s non-recurring items in July–September 2006

UPM will book an impairment charge of approx. EUR 115 million, net of taxes approx. EUR 80 million, relating to the production facilities at Miramichi magazine paper mill in Canada. The remaining carrying value of property, plant, equipment and intangible assets is approx. EUR 20 million. The cash flow of Miramichi mill has remained weak especially due to the strengthened Canadian dollar in relation to the US dollar.

Relating to the ongoing extensive profit improvement programme, UPM books a provision for personnel expenses of approx. EUR 12 million and an impairment charge of EUR 5 million in the third quarter of 2006. In March 2006, UPM announced that the programme related provision for personnel expenses for the year 2006 is approx. EUR 65 million, of which EUR 37 million was booked in the second quarter of 2006. The programme is proceeding according to the plan.

The results of the third quarter of 2006 include a tax-free capital gain of approx. EUR 90 million from the sale of Puukeskus as announced in June.

For further information, please contact:

Mr Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations